NEWALTA



08001779

March 25, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1.   Press Release dated March 17, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION   TEL 403.806.7000
211 - 11 Avenue S.W.   FAX 403.806.7348
Calgary, AB T2R 0C6   WEB www.newalta.com

8/06/SEC Letter - Week of March 17, 2008



NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces March Distribution

CALGARY, Alberta, Canada, March 17, 2008 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of March 2008, payable on April 15, 2008, to all unitholders of record on March 31, 2008. The ex-distribution date is March 27, 2008.

To the extent that any portion of these distributions is designated as dividends paid by Newalta, that portion is designated to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and corresponding provincial legislation.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the March 17, 2008 closing price of $16.46 per trust unit, the February distribution represents an annualized cash-on-cash yield of approximately 13.5%.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019



END